

February 18, 2011

Ken C. Hicks, Chairman, President and Chief Executive Officer
Foot Locker, Inc.
112 West 34th Street
New York, New York 10120

  Re: Foot Locker, Inc.
    Form 10-K
    Filed March 29, 2010
    File No. 001-10299

Dear Mr. Hicks:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       /s/ David Link for

       John Reynolds
       Assistant Director